Danone North America PBC
1 Maple Avenue
White Plains, NY 10605

Lifeway Foods, Inc.
6431 West Oakton
Morton Grove, IL 60053
Attention: Board of Directors

Ladies and Gentlemen:

This Letter Agreement (this "Agreement"), dated as of September 30, 2025, is being entered into by and between Lifeway Foods, Inc., an Illinois corporation (the "Company"), and Danone North America PBC, a Delaware public benefit corporation ("Danone") (each, a "Party" and, collectively, the "Parties").

In consideration of the mutual covenants and agreements herein contained, the Parties, intending to be legally bound, agree as follows:

1. Matters Relating to the Stockholders' Agreement.

    a. *Validity of the Stockholders' Agreement*. From and following the entry into this Agreement, the Company and each of its Affiliates (as defined below) shall comply with the terms of the Stockholders' Agreement (as defined below) (without contesting or admitting its validity), including complying with the Company's obligations in Article V of the Stockholders' Agreement and the Company's and JS's restrictions in Article IV and Section 6.03 of the Stockholders' Agreement, in each case, as modified by this Agreement. The Company shall take all actions reasonably requested by Danone to further effectuate compliance with the Stockholders' Agreement, as modified by this Agreement. For purposes of this Agreement, "Stockholders' Agreement" means that certain Stockholders' Agreement, dated as of October 1, 1999, among the Company, Danone Foods, Inc., Michael Smolyansky, Ludmila Smolyansky ("LS"), Julie Smolyansky ("JS") and Edward Smolyansky ("ES"), as amended, supplemented or otherwise modified.

    b. *Stay of Pending Litigation*. Immediately following the entry into this Agreement, the Parties shall jointly seek to stay that certain case captioned *Danone North America PBC* v. *Lifeway Foods, Inc. et al*. in the Circuit Court of Cook County, Illinois County Department, Law Division (Case No. 2025L002988) and all counterclaims in respect thereof (the "March 2025 Litigation"), which stay shall not survive a Triggering Event (as defined below). In the event of either (i) a breach of this Agreement by, or on behalf of, the Company (including, for clarity, a deemed breach by, or on behalf of, any of the Company's Affiliates) that, if it is curable, is not cured within five (5) Business Days after the Company's receipt of written notice thereof from Danone or (ii) any public statement by any of the Company, JS or any of their Affiliates or Representatives, in the case of this clause

(ii) only, authorized by the Board of Directors of the Company (the "Company Board"), asserting the invalidity of this Agreement or the Stockholders' Agreement or otherwise questioning such validity (it being understood and agreed that if any Affiliate, Representative or purported Representative of the Company makes any such public statement (whether or not authorized), then upon the written request of Danone, within five (5) Business Days following delivery of such written request to the Company, the Company will issue a public statement reaffirming the validity of this Agreement or a public statement that such statement with respect to the invalidity of the Stockholders' Agreement was unauthorized (and a private letter to Danone on behalf of the Company Board reaffirming the Company's commitment to comply with the Stockholders' Agreement pursuant to this Agreement), otherwise such public statement shall be deemed to have been authorized by the Company Board and this clause (ii) will be deemed to have been breached), then, without limiting Danone's rights or remedies in any way, Danone shall have the right to cause any such stay of the March 2025 Litigation to be lifted and to resume pursuing its claims under the March 2025 Litigation, and nothing in this Agreement shall prevent Danone or any of its Affiliates from resuming the March 2025 Litigation or bringing any other similar claims against the Company, JS or any of the Company's Affiliates or Representatives (or any of the Company's current, future and former directors); *provided*, for clarity, that nothing in this Agreement shall prevent the Company or any of its Affiliates or any of the Company's current, future and former directors from pursuing their counterclaims or affirmative defenses, bringing other similar claims or arguments or asserting other defenses in the March 2025 Litigation if and only if Danone resumes pursuing its claims under the March 2025 Litigation, including by Danone causing any such stay of the March 2025 Litigation to be lifted; *provided further* that in the event of a deemed breach by JS, Danone may not cause any such stay of the March 2025 Litigation to be lifted or resume pursuing its claims under the March 2025 Litigation, or resume the March 2025 Litigation or bring any other similar claims against the Company or any of the Company's Affiliates or Representatives (or any of the Company's current, future or former directors), in each case, other than JS, if the Company Board terminates JS's employment or other relationships with the Company and its subsidiaries "for cause" as contemplated by Section 11.

c. *Danone's Rights under the Stockholders' Agreement.* Danone hereby agrees that, notwithstanding anything in Section 1.a of this Agreement or the Stockholders' Agreement to the contrary, (i) the Company may issue *bona fide* equity-based compensation to members of management of the Company (other than JS, her spouse, any of their children or any of their other immediate family members or Affiliates) if such issuances (A) have been approved by the Compensation Committee (the "Compensation Committee") of the Company Board, which Compensation Committee is comprised solely of directors who are "independent" under Nasdaq rules and a majority of the members of which are New Independent Directors (as defined below) and (B) are in accordance with what the compensation consultant to the Compensation Committee advises is consistent with market terms in all material respects; (ii) Danone shall waive and not enforce any of its rights under Article II and Section 3.02 of the Stockholders' Agreement and (iii) provided that JS, ES and/or LS, as applicable, have executed and delivered to Danone and the Company an irrevocable written waiver (in the form provided to them by the Company prior to the date hereof) waiving any rights JS, ES and/or LS, as applicable, have pursuant to Section 4.02 of the Stockholders' Agreement with respect to the shares of Company Common Stock beneficially owned by Danone, then after JS, ES or LS, as applicable, has sold shares up to his or her applicable cap set forth in Section 4.01(e)(i) of the Stockholders' Agreement in any calendar year, Danone shall waive and not enforce its right of first refusal in respect of sales by JS, ES and/or LS, as applicable, of up to 100,000 shares of Company Common Stock per calendar month in the remaining calendar year (with such 100,000 share cap measured separately for JS, on the one hand, and for ES and LS, on the other hand) (it being understood and agreed that (x) this shall apply to each calendar year until JS, ES and/or LS, as applicable, cease to beneficially own any shares of Company Common Stock and (y) JS shall only have the rights set forth in this clause (iii) if she provides the applicable waiver notwithstanding whether ES and LS provide the applicable waiver, and vice versa); *provided*, that none of the Company, JS, ES or LS or any of their respective Affiliates shall be relieved from liability for any breach of the Stockholders' Agreement or any other action taken prior to the date hereof. Notwithstanding anything to the contrary in this <u>Section 1.c</u>, Danone shall waive and not enforce any of its rights under any of the provisions of the Stockholders' Agreement (other than its rights under Article V and Section 6.01(c) of the Stockholders' Agreement) after the date on which Danone and its Affiliates no longer collectively beneficially own at least 761,438 shares of Company Common Stock (as adjusted for any reverse stock split or similar recapitalization); *provided*, that none of the Company, JS, ES or LS or any of their respective Affiliates shall be relieved from liability for any breach of the Stockholders' Agreement or any other action taken prior to such date. For the avoidance of doubt, all of Danone's agreements and obligations pursuant to this <u>Section 1.c</u> shall cease to apply and be of no force or effect following a Triggering Event. For clarity, any waiver by ES and/or LS contemplated by this <u>Section 1.c</u> shall not be considered to be an agreement, arrangement or understanding between Danone, on the one hand, and ES and/or LS, on the other hand, for any purpose, nor shall it result in the formation of a group (as such term is used in the Rights Plan) or otherwise have any impact under the Rights Plan.

d. *Waiver of ROFR Held by MS's Estate.* Prior to any Transfer (as defined in the Stockholders' Agreement) proposed in good faith by Danone or any of its Affiliates of any shares of Company Common Stock beneficially owned by any of them, Danone may give written notice to the Company describing the proposed Transfer. If Danone provides the Company with such notice, then the Company shall promptly, and in any event within three (3) Business Days, procure from JS a waiver of any rights with respect to such proposed Transfer, if any, she may purport to have pursuant to Section 4.02 of the Stockholders' Agreement, including any rights of first refusal, rights of first offer, rights of co-sale, preemptive rights or similar rights that she may be afforded under the Stockholders' Agreement or otherwise with respect to such proposed Transfer.

2. <u>Matters Relating to the Company Board</u>.

    a. *ES Consent Solicitation.* So long as no Triggering Event occurs, Danone shall not act by written consent as to any proposal contained in the Definitive Consent Statement, filed by LS, ES, Richard Beleutz, Cindy Curry, Michael Leydervuder, George Sent and Robert Whalen with the SEC (as defined below) on July 2, 2025, as amended and extended.

    b. *2025 Appointment of the New Independent Directors.* Within thirty (30) days following the execution of this Agreement, the Company Board shall appoint three (3) new directors to the Company Board who are independent under Nasdaq rules and unaffiliated with Danone, JS, her spouse, ES, LS, the Company and any current officer or director of the Company (the "<u>New Independent Directors</u>") to be selected by the Strategic Review Committee of the Company Board (the "<u>Company SRC</u>") (or, if the Company SRC has been dissolved, a majority of the Company's independent directors at such time) and subject to Danone's review in good faith and prior written approval (such approval not to be unreasonably conditioned, withheld or delayed), each with a term expiring at the Company's 2025 annual meeting of shareholders (the "<u>2025 Annual Meeting</u>") or until his or her earlier death, disability, resignation, disqualification or removal. The Company has informed Danone that a current director expects to resign from the Company Board for personal reasons within five (5) Business Days following the date of this Agreement. In connection with the appointment of the New Independent Directors, Pol Sikar will resign from the Company Board effective upon the appointment of the New Independent Directors; *provided,* that if Pol Sikar refuses to resign from the Company Board at such time, (i) the size of the Company Board shall be increased, when and as necessary, to accommodate the addition of the New Independent Directors and the Additional Independent Director (as defined below) through the 2025 Annual Meeting, (ii) Mr. Sikar shall be immediately removed from all committees of the Company Board for the duration of his tenure on the Company Board; and (iii) the Company Board shall take all necessary action to reduce the size of the Company Board to nine directors effective upon the certification of the results of the election of directors at the 2025 Annual Meeting, with the New Independent Directors and the Additional Independent Director comprising four of the nine total directors. In addition, none of Pol Sikar, whether or not he resigns, or any other current director who resigns from the Company Board prior to the appointment of the three New Independent Directors, shall be nominated for election at the 2025 Annual Meeting or the Company's 2026 annual meeting of shareholders (the "<u>2026 Annual Meeting</u>").

    c. *2025 Appointment of Additional Independent Director.* Within forty-five (45) days following the execution of this Agreement, the Company Board shall appoint an additional new director to the Company Board who is independent under Nasdaq rules and unaffiliated with Danone, JS, her spouse, ES, LS, the Company and any current officer or director of the Company (the "<u>Additional Independent Director</u>") to be selected by the Company SRC (or, if the Company SRC has been dissolved, a majority of the Company's independent directors at such time) and subject to

Danone's review in good faith and prior written approval (such approval not to be unreasonably conditioned, withheld or delayed), with a term expiring at the 2025 Annual Meeting or until his or her earlier death, disability, resignation, disqualification or removal. In addition, the Company Board hereby agrees that it shall not appoint JS's spouse or children to the Company Board.

d. *Chairperson*. On or before the earlier of thirty (30) days following the execution of this Agreement and the date on which the third New Independent Director is appointed to the Company Board, the Company shall appoint a director who is independent under Nasdaq rules as the Chairperson of the Company Board. Until the 2027 Annual Meeting, the Chairperson of the Company Board shall at all times be independent for purposes of Nasdaq rules and not a member of management of the Company, JS or a family member of JS.

e. *2025 Annual Meeting*. The Company shall hold the 2025 Annual Meeting on or before December 31, 2025. The Company Board will nominate for election at the 2025 Annual Meeting a slate consisting of (i) no more than five of the current members of the Company Board, (ii) the New Independent Directors and (iii) the Additional Independent Director (the "Approved 2025 Meeting Slate"). Danone hereby agrees that, if the Company Board nominates the Approved 2025 Meeting Slate in compliance with the terms of this Agreement, then Danone will (a) appear in person or by proxy at the 2025 Annual Meeting and (b) vote all of the shares of Company Common Stock beneficially owned by it or any of its Affiliates and entitled to vote at the 2025 Annual Meeting in favor of the Approved 2025 Meeting Slate. In addition, Danone hereby agrees that, if at the 2025 Annual Meeting, the Company Board recommends that the Company's shareholders approve one or more proposals providing for customary amendments to the Company's Articles of Incorporation providing for customary director exculpation and indemnification provisions which provisions do not provide any additional protection with respect to, or otherwise apply to, the conduct by, or at the direction of, the Company or the Company Board which is the subject of the March 2025 Litigation, or apply to any other action or inaction taken on or before the date of the 2025 Annual Meeting ("Acceptable Organizational Document Amendments"), then Danone will vote all of the shares of Company Common Stock beneficially owned by it or any of its Affiliates and entitled to vote at the 2025 Annual Meeting in favor of such proposal(s). For the avoidance of doubt, all of Danone's agreements and obligations pursuant to this Section 2.e shall cease to apply following a Triggering Event.

f. *2026 Annual Meeting*. The Company will hold the 2026 Annual Meeting on or before June 30, 2026. The Company Board will nominate for election at the 2026 Annual Meeting a slate consisting of seven individuals (or more than seven individuals if the size of the Company Board is increased in accordance with Section 2.i), which shall include all three of the New Independent Directors and the Additional Independent Director and shall not include Jason Scher (the "Approved 2026 Meeting Slate"). Danone hereby agrees that, if the Company Board nominates the Approved 2026 Meeting Slate in compliance with the terms of this Agreement,

Danone will (a) appear in person or by proxy at the 2026 Annual Meeting and (b) vote all of the shares of Company Common Stock beneficially owned by it or any of its Affiliates and entitled to vote at the 2026 Annual Meeting in favor of the Approved 2026 Meeting Slate. For the avoidance of doubt, all of Danone's agreements and obligations pursuant to this Section 2.f shall cease to apply following a Triggering Event.

g. *Replacement Rights*. If, at any time prior to the 2026 Annual Meeting, any of the New Independent Directors or the Additional Independent Director resigns from the Company Board or is rendered unable (due to death or disability or otherwise) to, or refuses to, or otherwise ceases to serve on the Company Board, then the Company Board shall appoint a replacement director who is independent under Nasdaq rules and unaffiliated with Danone, JS, her spouse, ES, LS, the Company and any then-current director of the Company, to be selected by the Company SRC (or, if the Company SRC has been dissolved, the Company's independent directors at such time) and subject to Danone's review in good faith and prior written approval (such approval not to be unreasonably conditioned, withheld or delayed), and such new director shall be deemed to be a "New Independent Director" or the "Additional Independent Director," as applicable, for all purposes of this Agreement.

h. *Certain Shareholder Action*. In the event that, at any time prior to June 30, 2026, either ES or LS or any person with whom ES or LS has formed a group (as such term is defined under the Exchange Act and the rules and regulations promulgated thereunder, and for the avoidance of doubt, would not be triggered by any communication between Danone and ES or LS without more) (i) calls a special meeting of the Company's shareholders, Danone shall appear in person or by proxy at such meeting and vote all of the shares of Company Common Stock beneficially owned by it or any of its Affiliates and entitled to vote at such meeting or (ii) commences a consent solicitation, Danone shall deliver a written consent or consent revocation with respect to all of the shares of Company Common Stock beneficially owned by it or any of its Affiliates and entitled to act by written consent, in case of each clause (i) and (ii), in accordance with the Company Board's recommendations with respect to all matters relating to Company Board composition and (solely to the extent the Company's Board recommendation is not in favor of an amendment to the Company's organizational documents or in favor of an Acceptable Organizational Document Amendment), the Company's organizational documents. Notwithstanding the foregoing, Danone's obligations pursuant to this Section 2.h shall cease to apply following a Triggering Event.

i. *Board Size*. The maximum size of the Company Board will be increased up to nine (9) directors, as necessary, to facilitate the appointment of the New Independent Directors, will be increased up to ten (10) directors, as necessary, to facilitate the appointment of the Additional Independent Director, will be reduced to nine (9) directors after the certification of the results of the election of directors at the 2025 Annual Meeting and will be further reduced to seven (7) directors after the certification of the results of the election of directors at the 2026 Annual Meeting until immediately prior to the 2027 Annual Meeting, in each case, except to add any person who is selected in accordance with the provisions of this Agreement that are applicable to the selection of New Independent Directors. In addition, in the event that any independent director leaves the Company Board for any reason prior to the 2027 Annual Meeting, the Company Board shall replace such independent director as soon as reasonably practicable with another independent director.

3. <u>Mutual Non-Disparagement</u>. The Company, on behalf of itself and each of its Affiliates (including, for the avoidance of doubt, JS so long as she is an Affiliate of the Company), irrevocably and unconditionally agrees that, until two (2) years after the time at which Danone and its Affiliates cease to beneficially own any shares of Company Common Stock, neither they nor any of their Representatives shall make, or cause to be made, by press release or other public statement to the press or media (including statements on background or via social media), any statement that constitutes an ad hominem attack or disparages, calls into disrepute or otherwise defames, slanders or criticizes Danone, its Affiliates or Representatives (in their respective capacities as such), or Danone's or any of its Affiliates' and Representatives' current or former directors, officers or employees (in their respective capacities as such). Danone, on behalf of itself and each of its Affiliates, irrevocably and unconditionally agrees that, until two (2) years after the time at which Danone and its Affiliates cease to beneficially own any shares of Company Common Stock, neither they nor any of their Representatives shall make, or cause to be made, by press release or other public statement to the press or media (including statements on background or via social media), any statement that constitutes an ad hominem attack or disparages, calls into disrepute or otherwise defames, slanders or criticizes the Company, the Company's Affiliates (including, for the avoidance of doubt, JS so long as she is an Affiliate of the Company) or the Company's Representatives (in their respective capacities as such) or the Company's or any of its Affiliates' and Representatives' current or future directors, officers or employees (in their respective capacities as such).

4. <u>Danone's Rights to Transfer Company Common Stock</u>.

   a. *Registration Rights*. As part of the Company's commitment to abide by the Stockholders' Agreement, for the avoidance of doubt, the Company agrees to abide by the registration rights provisions set forth therein. In addition, immediately following the entry into this Agreement, the Company shall, at its sole cost and expense, file as soon as practicable, and in any event within thirty (30) days of the date hereof, a "shelf" registration statement pursuant to Rule 415 under the Securities Act or any successor rule covering all shares of Company Common Stock beneficially owned by Danone and its Affiliates (a "<u>Shelf Registration Statement</u>"), and use reasonable best efforts to have the initial Shelf Registration Statement to be declared effective by the SEC as soon as reasonably practicable thereafter. Except for such times as the Company is permitted or required under the Stockholders' Agreement to suspend the use of the prospectus forming part of the Shelf Registration Statement, the Company shall use all reasonable best efforts to cause the initial Shelf Registration Statement (or a subsequent Shelf Registration Statement if the initial Shelf Registration Statement terminates or is withdrawn by the Company) to remain effective until the earliest of (1) the date on which all shares of Registrable Stock (as defined in the Stockholders' Agreement) have been sold thereunder and (2) the date on which all shares of Registrable Stock shall have ceased to be outstanding. As long as the offering of Registrable Stock pursuant to such Shelf Registration Statement is not subject to any stop order, injunction or other order or requirement of the U.S. Securities and Exchange Commission (the "SEC") (other than any such stop order, injunction or other requirement of the SEC directly caused by any act or omission of Danone or any of its Affiliates) (a "Stop Order"), the Company shall supplement or amend the Shelf Registration Statement (i) as required by the registration form utilized by the Company or by the instructions applicable to such registration form or by the Securities Act, or to the extent required or requested by the staff of the SEC, (ii) to include in such Shelf Registration Statement any additional securities that become Registrable Stock by operation of the definition thereof in the Stockholders' Agreement and (iii) following the written request of Danone pursuant to the next sentence, to cover offers and sales of all or a part of the Registrable Stock by means of one or more offerings or Block Trades (as defined below); *provided*, that the Company shall (A) furnish to Danone copies of any such supplement or amendment sufficiently in advance of its use or filing with the SEC to allow Danone a meaningful opportunity to comment thereon and (B) fairly consider in good faith all such comments provided thereon prior to the date of filing and shall correct any factual inaccuracy regarding Danone contained therein. In all cases, the Company shall not limit Danone's ability to effect multiple underwritten offerings (including, for the avoidance of doubt, Block Trades) under the same Shelf Registration Statement at the Company's sole cost and expense, so long as there is no Stop Order in effect; *provided* (i) that the Company may delay any such underwritten offering in accordance with Section 4.b and (ii) Danone may not request more than (a) two Block Trades or (b) one underwritten offering that is not a Block Trade under the Shelf Registration Statement in any 60-day period. For purposes of this Section 4.a, "Block Trade" shall mean any underwritten offering not involving any "road show" which is commonly known as a "block trade." The rights granted to Danone in Section 4.a shall be in addition to any rights Danone holds under Section 5.05 of the Stockholders' Agreement. In the event of any conflict between this Section 4 and the Stockholders' Agreement, this Section 4 shall control, and Section 5.03(c) is superseded in its entirety by this Section 4a. In addition, no registration pursuant to this Section 4 shall constitute a demand by Danone or its Affiliates under the Stockholders' Agreement.

b. If (i) the Company is in possession of material nonpublic information relating to the Company or any of its subsidiaries, (ii) the Company determines in good faith that public disclosure of such material nonpublic information would not be in the best interests of the Company and its stockholders, and (iii) the Company furnishes to Danone a certificate signed on behalf of the Company Board by a person explicitly authorized by at least a majority of the members of the Company Board stating that in the good faith opinion of the Company Board such underwritten offering would interfere with any material transaction or financing, confidential negotiations or negotiations relating to an acquisition or business combination transaction, or business activities then being pursued by the Company or any of its subsidiaries, then, in such case, the Company's obligation to effect an underwritten offering shall be deferred, for a reasonable period not to exceed 30 days; *provided*, that the Company may not delay an underwritten offering or suspend the effectiveness of the Shelf Registration Statement under this sentence on more than one occasion in any consecutive 12-month period. In connection with any such underwritten offerings contemplated by this Section 4, subject to Sections 5.07 and 5.10(b) of the Stockholders' Agreement, Danone, any of its Affiliates selling Registrable Stock and the Company shall enter into an underwriting agreement in customary form with the underwriter or underwriters, which shall contain any customary provisions (including representations, covenants, indemnities and other rights and obligations of the Company and the selling stockholders) requested by the underwriters. Such underwriter or underwriters shall be selected by Danone and shall be approved by the Company, which approval shall not be unreasonably withheld, conditioned or delayed.

c. *No MNPI Provision.* Following the effectiveness of the Shelf Registration Statement, upon written request received from Danone (email being sufficient), an authorized representative of the Company shall deliver to Danone a certificate (in a form reasonably agreed to by Danone) stating that none of the information that the Company or any of its Affiliates or Representatives provided or made available to Danone, its Affiliates or its Representatives during the due diligence process relating to a potential transaction between Danone and the Company during the period between August 1, 2025 and September 17, 2025 (the "Due Diligence Period") constitutes material nonpublic information ("MNPI"). If the Company believes in good faith that it cannot make such certification, the Company shall make a public announcement within two (2) Business Days of such a request by Danone that (i) is prepared by the Company in consultation with Danone, (ii) contains all information that the Company provided or made available to Danone, its Affiliates or its Representatives during the Due Diligence Period that constitutes MNPI at such time, and (iii) is disclosed in accordance with Regulation FD (17 CFR § 243.100, *et seq.*) promulgated by the SEC via a Form 8-K filing with the SEC; *provided*, if the Company determines in good faith in consultation with outside counsel that such disclosure would be materially detrimental to the Company, then the Company may delay such disclosure until the earlier of (A) the second (2nd) Business Day after such conditions have ceased to exist and (B) thirty (30) days after the date the Shelf Registration Statement was declared effective; *provided*, *further*, that the Company shall provide a draft of such disclosure at least two (2) calendar days prior to such public announcement. The Company shall consider in good faith any reasonable comments of Danone on such Form 8-K and shall correct any factual inaccuracy regarding Danone contained therein. Promptly following such public announcement (whether or not delayed pursuant to the foregoing sentences), the Company shall provide a certificate (in a form reasonably agreed to by Danone) stating that none of the information that the Company or any of its Affiliates or Representatives provided or made available to Danone, its Affiliates or its Representatives during the Due Diligence Period constitutes MNPI.

d. In the event that Danone seeks to exercise its rights under the Stockholders' Agreement to sell or otherwise Transfer (as defined in the Stockholders' Agreement) any or all of the Company Common Stock that it beneficially owns, the Company shall waive its rights under Section 5.03(c)(ii) of the Stockholders' Agreement. Except as otherwise explicitly provided in this Agreement, the Company shall be prohibited from delaying, deferring or postponing, or seeking to delay, defer or postpone, the preparation, filing, effectiveness or maintenance of any registration rights to which Danone is afforded under the Stockholders' Agreement, as modified by this Agreement. The Company shall further use reasonable best efforts to list the Registrable Stock that Danone owns with Nasdaq and to take all other customary actions as may reasonably be requested by Danone to effectuate a sale of the Registrable Stock that Danone or its Affiliates beneficially own via a registered or other offering or other Transfer, including any actions that may be required or requested by the Depositary Trust Company.

e. Danone agrees to consider in good faith a potential marketed offering of all or a portion of its shares of Company Common Stock. Danone shall discuss with the Company and its Representatives the potential timing and structure of any such potential marketed offering, and Danone shall consider any recommendations in good faith. For the avoidance of doubt, nothing in this Section 4.e shall require Danone to undertake an offering, marketed or otherwise, or to sell any of its shares of Company Common Stock or to utilize a marketed offering if it decides to sell any such shares.

f. To the extent requested in writing by the managing underwriter or underwriters of any underwritten offering made in connection with this Agreement and the Stockholders' Agreement, the Company agrees not to, and shall exercise reasonable best efforts to obtain agreements (in the underwriters' customary form) from its directors and executive officers not to, directly or indirectly offer, sell, pledge, contract to sell (including any short sale), grant any option to purchase or otherwise sell any equity securities of the Company or enter into any hedging transaction relating to any equity securities of the Company during the ninety (90) days beginning on the pricing date of such underwritten offering (except as part of such underwritten offering or any distribution or pursuant to registrations on Form S-8 or S-4 or any successor forms thereto) unless the managing underwriter or underwriters otherwise agree to a shorter period.

g. The Company will use reasonable best efforts to take such further action as Danone may reasonably request, all to the extent required from time to time to enable Danone to sell shares of Registrable Stock without registration under the Securities Act within the exemptions provided by Rule 144.

5. Definitions:

a. "Affiliate" shall have the meaning ascribed thereto in Rule 12b-2 of the General Rules and Regulations under the Exchange Act; *provided*, that (i) Danone and its Affiliates shall not be Affiliates of the Company, JS, LS or ES or any of their respective Affiliates, (ii) none of Danone and its Affiliates, or LS or ES or any of their respective Affiliates, shall be Affiliates of the Company and (iii) no shareholder beneficially owning 10% or more (but less than 20%) of the outstanding shares (without more) shall be an Affiliate of the Company; *provided*, *further*, that, for the purposes hereof, JS shall be an Affiliate of the Company only for so long as JS is Chief Executive Officer of the Company.

b. "beneficial ownership," "beneficially own," "beneficially owned" or variations thereof shall have the meaning set forth in Rule 13d-3 promulgated under the Exchange Act.

c. "Business Day" shall mean any day ending at 11:59 p.m. (New York time) other than a Saturday or Sunday or a day on which banks in New York, New York, Chicago, Illinois or Paris, France are required or authorized by law to close.

d. "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

e. "Representatives" shall mean a Party's and its Affiliates' respective officers, directors, employees, investment bankers, financial advisors, accountants, consultants, insurers, legal counsel, advisors, agents and other representatives.

f. "Securities Act" shall mean the Securities Act of 1933, as amended.

g. "Triggering Event" shall mean (1) the occurrence of any of clause (i) or (ii) of Section 1.b (provided that in the case of any deemed breach of this Agreement by JS while she is the Chief Executive Officer of the Company or otherwise a director, officer, employee, consultant or service provider of the Company, which deemed breach occurs other than in JS's official capacity as a director, officer, employee, consultant or service provider of the Company, then there shall be no Triggering Event if the Company Board terminates JS "for cause" by the Termination Deadline (as defined below)) or (2) the occurrence of either (A) the Company failing to file the Shelf Registration Statement with respect to the shares of the Company Common Stock beneficially owned by Danone and its Affiliates within the time period required by Section 4.a or (B) the Company failing to deliver the certification required by Section 4.c within the time period required by Section 4.c; it being understood that the occurrence of a Triggering Event shall not limit any other rights or remedies of Danone for a breach hereof by the Company or JS.

6. Nothing in this Agreement shall prohibit Danone or its Affiliates from being entitled to make filings with the SEC, including Schedule 13D filings. Following the execution of this Agreement, the Company will issue a press release substantially in the form agreed to by Danone prior to the execution of this Agreement. Following the execution of this Agreement, the Company will file a current report on Form 8-K disclosing this Agreement, and the Company shall provide a draft of such disclosure at least two (2) calendar days prior to filing such current report. The Company shall consider in good faith and implement any reasonable comments of Danone on such current report and shall correct any factual inaccuracy regarding Danone contained therein. During the term of this Agreement, except to the extent that any proposed disclosure is consistent in all

material respects with the disclosure in any press release or other disclosure that has previously been made by the Company in compliance with this Section 6, the Company shall provide Danone a draft of any proposed disclosure which references Danone or any of Danone's Affiliates or Representatives (in their capacities as such) in any press release, report, proxy statement or other public disclosure that references this Agreement or the matters covered hereby for review and comment, in each case at least two (2) Business Days prior to the issuance, filing or furnishing thereof. The Company shall consider in good faith and implement any reasonable comments of Danone thereto and shall correct any factual inaccuracy regarding Danone.

7. The Company represents and warrants to Danone that (a) the Company has the requisite power and authority to execute this Agreement; (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles; (c) the execution, delivery and performance of this Agreement and the actions contemplated hereby by the Company do not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company or its subsidiaries, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right, including of termination, amendment, acceleration or cancellation, of any organizational document, agreement, contract, commitment, understanding or arrangement to which the Company or its subsidiaries is a party or by which it is bound; and (d) as of September 26, 2025, there are 15,228,763 shares of Company Common Stock issued and outstanding.

8. Danone represents and warrants to the Company that (a) Danone has the requisite power and authority to execute this Agreement; (b) this Agreement has been duly and validly authorized, executed and delivered by Danone, and is enforceable against Danone in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles; and (c) the execution, delivery and performance of this Agreement and the actions contemplated hereby by Danone do not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company or its subsidiaries, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right, including of termination, amendment, acceleration or cancellation, of any organizational document, agreement, contract, commitment, understanding or arrangement to which Danone is a party or by which it is bound; and (d) Danone has all rights and obligations initially held by Danone Foods, Inc. under the Stockholders' Agreement.

9. Without limiting any remedies available to Danone at law or in equity or otherwise, all of Danone's agreements and obligations pursuant to this Agreement, other than those under Section 3, shall immediately cease to apply (and Danone shall no longer be required to comply with such obligations) upon the occurrence of a Triggering Event. In addition, on and after the date Danone and its Affiliates first cease to beneficially own any shares of Company Common Stock, all of Danone's and the Company's agreements and obligations pursuant to the

Stockholders' Agreement or this Agreement, other than those under Section 3, shall immediately cease to apply (and Danone and the Company shall no longer be required to comply with such obligations). Except as specifically provided in this Agreement, the Company shall not be relieved from its obligations hereunder upon the occurrence of a Triggering Event.

10. All notices, requests, instructions or other communications or documents to be given or made hereunder by any party to the other parties to this Agreement shall, unless otherwise specified herein, be in writing and shall have been deemed to have been duly given or made on the date of the receipt by the recipient thereof if (a) served by personal delivery upon the party for whom it is intended, (b) served by an internationally recognized overnight courier service upon the party for whom it is intended, (c) delivered by registered or certified mail, return receipt requested or (d) sent by email (excluding undeliverable or other similar automatic replies):

If to Danone:

Danone North America PBC
1 Maple Avenue
White Plains, NY 10605
Attention: Nancy Dowling
Email: ***@danone.com

and

Danone S.A.
17 boulevard Haussmann
Paris, 10, 10605
33 1 44 35 20 20
Attention: Samantha Loh
Email: ***@danone.com

with a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Attention: Joshua R. Cammaker
            Nathaniel R. Ludewig
Email: JRCammaker@wlrk.com
            NRLudewig@wlrk.com

If to the Company:

Lifeway Foods, Inc.
6431 Oakton St.
Morton Grove, IL 60053
Attention: Julie Smolyansky and Eric Hanson
Email: ***@lifeway.net; ***@lifeway.net

with a copies to (which shall not constitute notice):

Board of Directors of Lifeway Foods, Inc.
6431 Oakton St.
Morton Grove, IL 60053

and

Sidley Austin LLP
One South Dearborn
Chicago, IL 60603
Attention: Beth E. Berg
Email: BBerg@sidley.com

and

Kelley Drye & Warren LLP
333 West Wacker Drive, Suite 2600
Chicago, IL 60606
Attention: Tim Lavender
Email: tlavender@kelleydrye.com

or to such other Person or addressees as has or have been designated in writing by the Party to receive such notice provided above.

11. Each Party shall instruct and use reasonable best efforts to cause its Affiliates and Representatives to comply with the terms of this Agreement and shall be responsible for any breach of this Agreement by any such Affiliate or Representative. A breach of this Agreement by an Affiliate or Representative of a Party shall be deemed to occur and shall constitute a breach of this Agreement by the applicable Party if such Affiliate, or such Representative who is acting on the instruction of, or is, a director, officer or employee of the Company or subsidiary thereof, engages in conduct that would constitute a breach of this Agreement if such Affiliate or Representative were a Party to the same extent as a Party to this Agreement. In addition, the Company shall use its best efforts to cause JS to comply with this Agreement. In the event that JS is deemed to have breached any term of this Agreement while she is the Chief Executive Officer of the Company or otherwise a director, officer, employee, consultant or service provider of the Company (other than a breach in JS's official capacity as a director, officer, employee, consultant or service provider of the Company, which breach will constitute a Triggering Event if not cured within the cure period set forth in Section 1.b) and the Company Board does not terminate JS's employment or other relationships with the Company and its subsidiaries "for cause" as a result of such breach by the earlier of (i) thirty (30) Business Days following being made aware of the fact JS has been deemed to have breached this Agreement and (ii) five (5) Business Days before the 2025 Annual Meeting or the 2026 Annual Meeting, as applicable, following the Company Board being made aware of the fact JS has been deemed to have breached this Agreement (provided, that Danone will provide the Company with notice of such breach promptly after Danone becomes aware of such breach if the Company is not otherwise already aware of the fact JS has been deemed to have breached this

Agreement) (such earlier date, the "Termination Deadline"), then the Parties hereby agree that a "Triggering Event" will automatically be deemed to have occurred as of the Termination Deadline.

12. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED IN AND TO BE PERFORMED IN THAT STATE, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS THEREOF THAT WOULD RESULT IN THE APPLICATION OF THE LAWS OF ANY OTHER JURISDICTION. Each Party irrevocably and unconditionally consents to submit to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, and only if such court lacks jurisdiction, any federal or state court of the United States of America located in the State of Delaware for such actions, suits or proceedings arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any such action, suit or proceeding except in such courts). Notwithstanding the foregoing, any Party may commence an action, suit or proceeding with any governmental entity anywhere in the world for the sole purpose of seeking recognition and enforcement of a judgment of any court referred to in the preceding sentence. Each Party irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby in the Court of Chancery of the State of Delaware, and only if such court lacks jurisdiction, any federal or state court of the United States of America located in the State of Delaware, and further waives the right to, and agrees not to, plead or claim that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Service of any process, summons, notice or document by U.S. registered mail to the addresses set forth in this Agreement shall be effective service of process for any action, suit or proceeding pertaining to this Agreement that is brought against a Party, as applicable, in any court of competent jurisdiction. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT.

13. The Parties acknowledge that irreparable damage to a Party will occur if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. Accordingly, each Party agrees that the other Parties, without prejudice to any rights and remedies otherwise available, shall be entitled to equitable relief, including specific performance and injunction, in the event of any breach or threatened breach by a Party or any of its Representatives of the provisions of this Agreement.

14. This Agreement may be executed and delivered by electronic means (including in portable document format (pdf) or via DocuSign) and in counterparts, each of which shall be deemed to be an original, and both of which, taken together, shall constitute one agreement binding on the Parties.

15. Subject to the provisions of applicable law, this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed, in the case of an amendment or modification by the Company and Danone, and in the case of a waiver, if made in a written instrument duly executed and delivered by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege

hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

16. This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior discussions, negotiations, agreements, arrangements and understandings between the Parties with respect to the subject matter hereof (for clarity, other than the Stockholders' Agreement).

17. If any provision contained in this Agreement shall be invalid, illegal or unenforceable in any respect under any applicable law as determined by a court of competent jurisdiction, the validity, legality and enforceability of the remaining provisions contained in this Agreement, or the application of such provision to such persons or circumstances other than those as to which it has been held invalid, illegal or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby. In the case of any such invalidity, illegality or unenforceability, such invalid, illegal or unenforceable provision shall be replaced with one that most closely approximates the effect of such provision that is not invalid, illegal or unenforceable. Should a court refuse to so replace such provision, the Parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the Parties.

18. This Agreement will be binding upon and inure solely to the benefit of the Parties and their respective successors and assigns and is not intended to, and does not, confer upon any person other than the Parties any rights or remedies hereunder. Any assignment of this Agreement by any Party (including by operation of law) without the prior written consent of the other Parties shall be void; *provided* that Danone shall be entitled to assign this Agreement to any subsidiary of Danone S.A. upon written notice to the Company, *provided*, that any such assignment shall not relieve Danone S.A. of any of its obligations or liabilities hereunder.

19. The Parties and their respective legal counsel participated in the preparation of this Agreement and the Parties have consulted their legal counsel, and therefore, this Agreement shall be construed neither against nor in favor of any of the Parties, but rather in accordance with the fair meaning thereof. For purposes of this Agreement, the word "or" is not exclusive, and the word "including" (in its various forms) means "including, without limitation." The headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision of this Agreement.

20. Each Party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other Parties may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby. Any provision of this Agreement required to be performed by the Company SRC shall only be deemed to have been satisfied if the Company SRC continues to consist solely of independent directors of the Company Board. The Company Board has taken, and shall take, all actions required to ensure that the Shareholder Rights Agreement, dated as of November 4, 2024, by and between the Company and Computershare Trust Company, N.A., as rights agent (the "Rights Plan"), and any interested shareholder provision or other takeover statute under applicable

law shall be inapplicable to this Agreement and the transactions contemplated by this Agreement, including the waiver by ES and LS referenced in Section 1.c.

21. Danone agrees that Section 1.a, and this Agreement generally, shall not be used as a basis for arguing, in the March 2025 Litigation or otherwise, that the Stockholders' Agreement is valid under Illinois law. In the event this Agreement is terminated or Danone continues pursuing its claims in the March 2025 Litigation or any other litigation in order to enforce the Stockholders' Agreement, other than litigation brought by Danone to enforce this Agreement: nothing in this Agreement shall limit, or be deemed to limit, any right of the Company or any of its shareholders to assert that the Stockholders' Agreement is invalid if Danone seeks to enforce the Stockholders' Agreement, or argues that the Stockholders' Agreement should be enforced. No Party will be in breach of this Agreement if a court of competent jurisdiction determines that this Agreement or the Stockholders' Agreement is in violation of Section 7.71 of the Illinois Business Corporation Act of 1983, as amended (the "IBCA"). Neither Party shall assert that this Agreement violates Section 7.71 of the IBCA or that the negotiation of, execution of, entry into or performance of this Agreement is evidence that any other agreement is or is not enforceable or a violation of Section 7.71 of the IBCA, and each Party hereby waives all such arguments. The Company reserves the right to assert that the Stockholders' Agreement violates Section 7.71 of the IBCA to the extent any litigation related to the Stockholders' Agreement is not stayed pursuant to this Agreement or if any such stay is lifted, and Danone reserves the right to assert that the Stockholders' Agreement complies with Section 7.71 of the IBCA and has been breached by the Company and JS to the extent any litigation related to the Stockholders' Agreement is not stayed under Section 1.b or if any such stay is lifted.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of the Parties has executed this Agreement or caused the same to be executed by its duly authorized representative as of the date first above written.

LIFEWAY FOODS, INC.

By: /s/ Julie Smolyansky
      Name: Julie Smolyansky
      Title: President and Chief Executive Officer

DANONE NORTH AMERICA PBC

By: /s/ Stéphane Gayet
      Name: Stéphane Gayet
      Title: Vice President of Finance and
               Chief Financial Officer